Exhibit (d)(4)

December 17, 2002
Robert S. Lemle, Esq.
7 Grace Drive
Old Westbury, NY 11568

Dear Robert:

        As we have discussed Cablevision Systems Corporation (“Cablevision”) and CSC Holdings, Inc. (“CSC”) are deeply grateful to you for the professional and dedicated service that you have provided to Cablevision and CSC and their predecessors, subsidiaries and affiliates (each of such entities, individually and collectively referred to as the “Company”) through December 31, 2002 (the “Resignation Date”) and through March 31, 2003 (the “Termination Date”).

        As we have agreed, effective as of the Resignation Date, you shall resign from your position as General Counsel of Cablevision and CSC and as Vice-Chairman and member of the Board of Directors of Madison Square Garden, and from all other positions (including Director and officer) of any other subsidiary of Cablevision. As a result, following the Resignation Date, your only positions with Cablevision and CSC shall be as a Director, Vice-Chairman and Secretary of Cablevision and CSC, and through the Termination Date you shall remain employed by Cablevision as an attorney (collectively the “Retained Positions”). Accordingly, you agree to sign a copy of the Memorandum annexed hereto as Exhibit A and deliver the same upon execution of this Agreement. Contemporaneously herewith, you and we are signing a Legal Services Agreement dated as of December 17, 2002 (the “Legal Services Agreement”).

        In recognition of your valuable services and commitment to the Company over the past 20 years, we would like to provide you with the following special benefits as described below, provided that you sign and deliver a copy of this Agreement to me at the address below on or before January 7, 2003 and comply with its terms (including the signing of a release on each of the Resignation Date and the Termination Date to the extent described in the “Release” section below) and the Agreement becomes effective pursuant to the “Revocation” section below. You will have at least 21 days to consider this offer which will be void after January 7, 2003. We suggest that you review this entire proposal, including the “Release” provision below, with a lawyer before you decide whether to accept it.

Service as an Attorney Following the Resignation Date

        For the period from the Resignation Date through the Termination Date only, you shall remain employed by Cablevision as an attorney. Your compensation for these services shall be a salary at the rate of $41,666.67 per month. You shall provide such legal consulting services on special projects as may be reasonably requested (on reasonable notice) by the Chairman and/or President and Chief Executive Officer of Cablevision. You shall be required to work for up to 10 days in any calendar month to provide such services, but shall not be required, without your consent, to work more than 10 days during any calendar month and shall not be required to render any services, without your consent, at a distance more than 50 miles from your home. In addition, for any month in which Cablevision requests you to provide services for more than ten days, and you agree to provide such services, Cablevision will pay you at the rate of $4200 per day for each additional day or part thereof within 30 days of approved invoice therefor. You will continue to be reimbursed for out-of-pocket expenses in accordance with Company policy.

Severance

        Upon your execution of this Agreement you shall receive, no later than January 15, 2003, a severance payment in the amount of $6,630,000 (less applicable withholding) and a payment in the amount of $154,952 (less applicable withholding) in satisfaction of the Company’s obligation to you with respect to vacation days accrued through the Resignation Date. On the Termination Date the Company will pay you for the value of vacation days you have accrued following the Resignation Date and through the Termination Date, less applicable withholding.

        On the Resignation Date your Performance Retention Award in the amount of $3,000,000 will become fully vested. Such award (less applicable withholding) shall be paid to you, without interest, no later than January 15, 2003.

        All of your outstanding stock options, with respect to securities of Cablevision and all conjunctive rights are set forth as part of Exhibit B and designated as “Stock Options/SAR Awards.” To the extent not previously vested, each of such options and rights shall become fully vested as of the Resignation Date and shall remain exercisable for its remaining term.

        If Cablevision formally commences a stock option/SAR exchange tender offer (the first such offer, so commenced and subsequently closed, the “Offer”) prior to January 1, 2004 (or, if later, the date of expiration of the Legal Services Agreement, including any continuous renewals or extensions thereof) you shall have the right to participate in the Offer in accordance with its terms, or, if you are not eligible to so participate in the Offer, then, under the circumstances described below, you shall have the right to receive the Compensating Payment (described below). So long as you fully perform your duties in the Retained Positions through March 31, 2003 (the “Service Condition”) any stock of Cablevision which you are entitled on such date to receive pursuant to the Offer shall be fully vested and issued to you. If you satisfy the Service Condition, but you are not eligible to participate in the Offer solely by reason of your not being an employee of Cablevision (so long as your employment was not terminated for “Cause” (as defined below)), then (A) you shall nevertheless complete the letter of transmittal provided by Cablevision under the Offer and designate, in compliance with the terms of the Offer, the stock options and SARs you wish to exchange for Cablevision stock in accordance with the Offer (the stock options and SARs which you elect to exchange hereinafter called “Exchanged Options and Rights”), (B) Cablevision will deliver to you, within 15 days of the closing of the Offer a cash payment (the “Compensating Payment”) equal to the product of (i) the number of shares of Cablevision stock that you would have received under the Offer had you been entitled to receive shares thereunder in exchange for the Exchanged Options and Rights, multiplied by (ii) the average closing price of one share of Cablevision NY Group Class A Common Stock on the New York Stock Exchange during the 10 trading days prior to the day of the closing of the Offer, and (C) upon such payment to you, without further action on your part, the Exchanged Options and Rights will be cancelled and the option agreements evidencing them will be deemed null and void.

        Following the Resignation Date, he Company will promptly repay any outstanding policy loans and continue paying the premiums on your existing whole life insurance policies on your life with Mass Mutual and New York Life until (i) they are paid in full or (ii) the cash value of each such policy is sufficient that all future premiums necessary to keep the such policy in force for your lifetime may be paid by borrowing within such policy against such cash value or, at your election the Company will obtain from Mass Mutual and New York Life “in-force illustrations” utilizing each such insurance company’s standard methods and assumptions and, at your election, in lieu of making the premium payments described above to one or more of such insurance companies the Company will make a lump-sum payment to you equal to the sum of all the premiums expected to be paid, as described in the “in-force illustrations.”

        So long as you are a director or corporate officer of Cablevision, you will continue to receive the same free cable television service and Optimum Online service as you received on December 1, 2002. After you are no longer a director or corporate officer, you will receive the Company’s Cable Television and Optimum Online Retiree Benefits at your personal residence within the Company’s geographic area. These benefits, which are available for as long as the Company provides such benefits in your geographic area, will include, at no cost to you for the rest of your life:

a)	a free monthly subscription to the highest level of cable service offered by the Company in your geographic area on two television sets (exclusive of pay-per-view or other additional charges) and

b)	a free monthly subscription to the Optimum Online service offered by the Company in your geographic area on one home computer (exclusive of the cost of the cable modem or other equipment).

These benefits may be transferred, upon your death, to your surviving spouse provided that she continues to reside in a geographic area within which the Company then provides its service and provided further that she submits such appropriate documentation as the Company may reasonably request. Except as set forth above, these benefits may not be transferred to any other person or to a residence where you do not personally reside.

        So long as you are a director or corporate officer of Cablevision, you shall have access to tickets for events at Madison Square Garden and Radio City Music Hall and receive invitations to Company events on the same basis as other corporate officers and directors of Cablevision.

        After you are no longer a director or corporate officer of Cablevision, for the rest of your life, you shall have access to tickets for events at Madison Square Garden and Radio City Music Hall on the same basis as then-current senior executives of Cablevision (or its successor) and shall pay for such tickets to the extent required of other comparable retired senior corporate officers of Cablevision (or its successor).

        You shall be included in the Company’s executive security program through December 31, 2003.

        The payments under this “Severance” provision represent a complete settlement, release and waiver of any Released Claims (as defined on page 5 of this Agreement). You confirm that no other monies or relief are due to you other than the payments provided for in this Agreement, including those set forth in Exhibit B hereto, in consideration of your “Release” set forth below.

Personal Property

        The Company acknowledges that the furniture and art work listed on Exhibit C is your personal property.

        You shall be permitted to purchase the end table, coffee table, loveseat, three side chairs and desk chair which were in your office on December 1, 2002 at their replacement cost.

        You shall be permitted to keep the home computer and home computer network provided to you by the Company.

Termination of Employment\Effect on Benefits

        Your last day of employment will be the Termination Date. You will no longer accrue credit toward vacation, pension vesting or any other benefits after that date.

        Your Company-sponsored health and dental coverage will cease as of the last day of the month in which the Termination Date occurs. You and your eligible dependents may obtain continuation coverage for periods after the last day of the month in which the Termination Date occurs pursuant to the federal COBRA statute by returning an election form and paying the required premiums on a timely basis. Your Company-sponsored life and long-term disability insurance coverage will cease as of the Termination Date. You and your spouse, if eligible, may continue to receive such coverage by completing a Notice of Conversion Privilege form and complying with the applicable requirements. These forms will be provided to you in a separate letter.

        The Company will make any contributions to the Cablevision CHOICE 401(k) Savings Plan, the Cablevision Excess CHOICE Savings Plan, the Cablevision CHOICE Cash Balance Retirement Plan, the Cablevision Excess CHOICE Cash Balance Plan and The Cablevision Systems Corporation Supplemental Benefit Plan (collectively, the “Retirement Plans”) with respect to you for your service rendered through the Termination Date at the same time as Cablevision makes such contributions for other senior executives. Any vested benefits that you may have accrued pursuant to the Retirement Plans will be payable in accordance with the terms thereof, as explained in the summary plan descriptions you have previously received. You may obtain additional copies of these documents from the Corporate Benefits Department.

        This Agreement, together with the obligations set forth on Exhibit B, is in full satisfaction of all obligations or agreements of the Company for: (i) any severance benefits in connection with the termination of your employment, including pursuant to your employment agreement dated March 11, 1998 (the “Employment Agreement”), (ii) consideration in connection with the “Release”, the “Non-Compete” and the other agreements set forth herein, (iii) incentives, bonuses, including, without limitation, any bonuses for which you may be eligible under the Cablevision 2002 Executive Performance Incentive Plans (“EPIP”), (iv) any other compensation, deferred or otherwise, including, any amount more particularly set forth in the Employment Agreement and (v) any accrued, unused vacation pay, sick pay and personal day pay to which you may be entitled to under Company policies through the Resignation Date. Except as set forth in this Agreement, including Exhibit B hereto, you will not be entitled to any further payments subsequent to the Termination Date.

        Notwithstanding any other agreement or provision hereof to the contrary, should you not satisfy the Service Condition for any reason (including, without limitation, death, disability, or termination of your employment by the Company without Cause (as defined below)) other than termination of your employment for Cause, then, for purposes of the fourth of the paragraphs under the heading “Severance” above, the Service Condition shall be deemed satisfied.

“Cause” means your (i) commission of an act of fraud, embezzlement, misappropriation, willful misconduct, gross negligence or breach of fiduciary duty against the Company or an affiliate thereof, or (ii) commission of any act or omission that results in, or may reasonably be expected to result in, a conviction, plea of no contest, plea of nolo contendere, or imposition of unadjudicated probation for any felony or crime involving moral turpitude.

Release

        By countersigning and delivering the enclosed copy of this letter, and in consideration of the Company’s promises described above, except as set forth below, you hereby release and discharge each entity constituting the Company (including without limitation Cablevision and CSC), its present and former parent corporations, joint ventures, partners, affiliates, subsidiaries and otherwise related entities and any and all of its or the incumbent or former officers, directors, employees, consultants, agents, representatives and assigns, from any and all claims, liabilities, demands or causes of action, known or unknown, that you have as of the date hereof, ever had, or could have had as of the date hereof, arising out of or in any way connected with or relating to your employment by the Company the termination of your employment, or your rights as a present or former holder of any securities the Company including, but not limited to, any claims based on any local, state or federal statute, or other regulations or laws (including common law): (i) relating to bias, age, sex, religion, religious creed, citizenship, color, race, ancestry, national origin, veteran, familial or marital status, sexual orientation or preference, genetic predisposition or carrier status, physical or mental disability or past or present history of the same or any other form of discrimination (including, without limitation, the Age Discrimination in Employment Act of 1967, as amended (“ADEA”)), (ii) relating to the Worker Adjustment and Retraining Notification Act (“WARN”), (iii) for wrongful discharge, harassment or retaliation, (iv) relating to any implied or express contract (whether oral or written), including, without limitation, the Employment Agreement, (v) for intentional or negligent infliction of emotional harm, defamation or any other tort, (vi) for fraud or conversion, (all of such claims referred to in this paragraph hereinafter referred to as “Released Claims”) provided, however, that the Released Claims shall not include the following: (w) any rights you may have under the terms of any employee benefit plan maintained by the Company, (x) any rights you may have for indemnification as a former director, officer and employee of the Company, (y) any rights you may have with respect to the Company’s obligations set forth on Exhibit B hereto, and (z) any rights you may have under this Agreement (all such excluded rights hereunder referred to as “Unreleased Rights”).

        The Company hereby represents that as of the date of the Amendment it is not aware of any claims that it has against you.

        On the Resignation Date you agree to execute another copy of this Release speaking as of the Resignation Date, provided that Cablevision shall have complied with its obligations to you through and including such date.

        On the Termination Date you agree to execute another copy of this Release speaking as of the Termination Date, provided that Cablevision shall have complied with its obligations to you through and including such date.

        You affirm that, to the best of your knowledge, you are not suffering from any work-related physical or mental impairment and are not suffering from any work-related injury or disease as of the date hereof.

        If this Release is found to be invalid or unenforceable in any way, you agree to execute and deliver to the Company a revised Release which will effectuate your intention to release the Company from any and all claims you had, have or may have, in law or equity, arising out of this Agreement, your employment by the Company, the termination of that employment, or any other claim at all (other than the Unreleased Rights).

Confidentiality

        You agree to keep confidential and otherwise refrain from accessing, discussing, copying, disclosing or otherwise using Confidential Information (as hereinafter defined) or any information (personal, proprietary or otherwise) you may have learned about the Dolan Family (as hereinafter defined) directly or indirectly as a result of your relationship with James Dolan, any member of the extended Dolan family or any member of the Company’s Senior Management team or Board of Directors (collectively the “Dolan Family”), whether prior to your employment by the Company or subsequent to such employment (“Other Information”).

        As used in this Agreement, “Confidential Information” is information of a commercially sensitive, proprietary or personal nature and includes, but is not limited to, information and documents that the Company has designated or treated as confidential. It also includes, but is not limited to, financial data; customer, guest, vendor or shareholder lists or data; advertising, business, sales or marketing plans, tactics and strategies; projects; technical or strategic information about the Company’s on-line data, telephone, internet service provider, cable television, programming (including sports programming), advertising, retail electronics, PCS, DBS, theatrical, motion picture exhibition, entertainment or other businesses; plans or strategies to market or distribute the services or products of such businesses; economic or commercially sensitive information, policies, practices, procedures or techniques; trade secrets; merchandising, advertising, marketing or sales strategies or plans; litigation theories or strategies; terms of agreements with third parties and third party trade secrets; information about the Company’s employees, players, coaches, agents, teams or rights, compensation (including, without limitation, bonuses, incentives and commissions), or other human resources policies, plans and procedures, or any other non-public material or information relating to the Company’s business activities, communications, ventures or operations.

        If disclosed, Confidential Information or Other Information could have an adverse effect on the Company’s standing in the community, its business reputation, operations or competitive position or the standing, reputation, operations or competitive position of any of its affiliates, subsidiaries, officers, directors, employees, teams, players, coaches, consultants, agents or members of the Dolan Family.

        Notwithstanding the foregoing, the obligations of this section, other than with respect to subscriber information, shall not apply to Confidential Information which is:

a)	already in the public domain;

b)	disclosed to you by a third party with the right to disclose it in good faith;

c)	specifically exempted in writing from the applicability of this Agreement; or

d)	disclosed by you in good faith in furtherance of your duties under this Agreement or the Legal Services Agreement.

        Notwithstanding anything elsewhere in this Agreement, you are authorized to make any disclosure required of you by any federal, state and local laws or judicial, arbitral or governmental agency proceedings, after providing the Company with prior written notice and an opportunity to respond prior to such disclosure.

Non-Compete

        You acknowledge that due to your executive position in the Company and your knowledge of the Company’s confidential and proprietary information, your employment or affiliation with certain entities would be detrimental to the Company. You agree that, without the prior written consent of the Cablevision, you will not represent, become employed by, consult to, advise in any manner or have any material interest in any business directly or indirectly in any Competitive Entity (as defined below). A “Competitive Entity” shall mean (i) any company that competes with any of the Company’s or its affiliates’ professional sports teams in the New York metropolitan area; (ii) any company that competes with any of the Company’s cable television, telephone or on-line data businesses in the New York greater metropolitan area or that competes with any of the Company’s programming businesses, nationally or regionally; or (iii) any trade or professional association representing any of the companies covered by this paragraph, other than the National Cable Television Association and any state cable television association. Ownership of not more than 1% of the outstanding stock of any publicly traded company shall not be a violation of this paragraph. This Agreement not to compete will expire upon the expiration of the Legal Services Agreement (including continuing renewals or extensions thereof), except as may otherwise be described in the Legal Services Agreement.

        You acknowledge that your breach of this non-competition provision will cause irreparable harm to the Company for which monetary damages alone will not provide an adequate remedy. Accordingly, you agree that if you violate this provision, the Company, in addition to any other rights or remedies available to it under this provision, will be entitled to an injunction to be issued by any court of competent jurisdiction restraining you from committing or continuing any violation of this provision.

Additional Understandings

        You agree, for yourself and others acting on your behalf, that you (and they) have not disparaged and will not disparage, make negative statements about or act in any manner which is intended to or does damage to the good will of, or the business or personal reputations of the Company or any of its incumbent or former officers, directors, agents, consultants, employees, successors and assigns or any member of the Dolan Family.

        This agreement in no way restricts or prevents you from providing truthful testimony concerning the Company as required by court order or other legal process; provided that you afford the Company written notice and an opportunity to respond prior to such disclosure.

        In addition, you agree that the Company is the owner of all rights, title and interest in and to all documents, tapes, videos, designs, plans, formulas, models, processes, computer programs, inventions (whether patentable or not), schematics, music, lyrics and other technical, business, financial, advertising, sales, marketing, customer or product development plans, forecasts, strategies, information and materials (in any medium whatsoever) developed or prepared by you or with your cooperation during the course of your employment by the Company (the “Materials”). The Company will have the sole and exclusive authority to use the Materials in any manner that it deems appropriate, in perpetuity, without additional payment to you.

Further Cooperation

        Following the date of expiration of the Legal Services Agreement (the “Legal Services Expiration Date”), you will no longer provide any regular services to the Company or represent yourself as a Company agent. If, however, the Company so requests, you agree to cooperate fully with the

Company in connection with any matter with which you were involved prior to the Legal Services Expiration Date, or in any litigation or administrative proceedings or appeals (including any preparation therefor) where the Company believes that your personal knowledge, attendance and participation could be beneficial to the Company. This cooperation includes, without limitation, participation on behalf of the Company in any litigation or administrative proceeding brought by any former or existing Company employees, teams, players, coaches, guests representatives, agents or vendors. Cablevision will pay you for your services rendered under this provision at the rate of $4200 per day for each day or part thereof, within 30 days of approved invoice therefor.

        Unless the Company determines in good faith that you have committed any malfeasance during your employment by the Company, the Company agrees that its corporate officers and directors, employees in its public relations department or third party public relations representatives retained by the Company will not disparage you or make negative statements in the press or other media which are damaging to your business or personal reputation. In the event that the Company so disparages you or makes such negative statements, then, notwithstanding the “Additional Understandings” provision to the contrary, you may make a proportional response thereto.

        The Company will provide you with reasonable notice in connection with any cooperation it requires in accordance with this section and will take reasonable steps to schedule your cooperation in any such matters so as not to materially interfere with your other professional and personal commitments. The Company will reimburse you for any reasonable out-of-pocket expenses you reasonably incur in connection with the cooperation you provide hereunder as soon as practicable after you present appropriate documentation evidencing such expenses. You agree to provide the Company with an estimate of such expense before you incur the same.

Covenant Not to Sue

        By countersigning and delivering the enclosed copy of this Agreement, you represent and warrant that you have not filed any complaints, charges, or claims for relief against either the Company or against any of its past or present officers, directors, employees, consultants or agents arising out of any Released Claims with any local, state or federal court or administrative agency and have not authorized any other person or entity to assert such a claim on your behalf. Other than for claims arising under the ADEA, you also agree, to the fullest extent permitted by law, not to commence, encourage, facilitate or participate in any action or proceeding for damages, reinstatement, injunctive or any other type of relief, in any state, federal or local court or before any administrative agency, relating to any Released Claims.

        Nothing in this Agreement is intended to prevent you from contacting the Equal Employment Opportunity Commission (“the Commission”) or any state or local equal employment opportunity agency or commission. If you countersign the enclosed Agreement, however, you will not be able to obtain any relief or recovery upon any charge filed with the Commission, including costs and attorneys’ fees, except where permissible by law or regulation. You should also understand that this Agreement does not affect your right to challenge the validity of this Agreement pursuant to the ADEA.

Non-Hire

        You agree not to hire, seek to hire, or cause any person or entity to hire or seek to hire (without the prior written consent of the Company), directly or indirectly (whether for your own interest or any other person or entity’s interest) any current employee of the Company, or any of its subsidiaries or affiliates, for one year after the date of execution of this Agreement. This restriction does not apply to Cindy Diener or to any employee who was discharged by the Company. In addition, this restriction will not prevent you from providing references.

Right to Counsel/Voluntary Waiver

        By countersigning the enclosed copy of this letter, you acknowledge that (a) the Company has advised you to consult with a lawyer before executing this Agreement and has provided you with at least 21 days to do so, (b) you have read this Agreement (including, without limitation, the “Covenant Not to Sue”, the “Non-Compete” provision, and the “Release” set forth above), (c) you fully understand the terms of this Agreement, and (d) you have executed this Agreement voluntarily and without coercion, whether express or implied.

Revocation

        You may revoke this Agreement within seven days after the date on which you sign it. This Agreement will not be binding or enforceable until that seven-day period has expired but shall thereupon become effective unless previously revoked. If you decide to revoke this Agreement, you must notify us of your revocation in a letter signed by you and received by me at the above address no later than 5:00 p.m. on the seventh day after you signed this Agreement. A letter of revocation that is not received by the seventh day after you have signed the Agreement will be invalid and will not revoke this Agreement.

Choice of Law/Forum

        This Agreement shall be deemed to be made under, and in all respects shall be interpreted, construed and governed by and in accordance with, the laws of the State of New York.

        Both the Company and you hereby irrevocably submit to the jurisdiction of the courts of the State of New York and the federal courts of the United States of America located in the State of New York solely in respect of the interpretation and enforcement of the provisions of this Agreement, and each of us hereby waives, and agrees not to assert, as a defense that either of us, as appropriate, is not subject thereto or that the venue thereof may not be appropriate. We each hereby agree that mailing of process or other papers in connection with any such action or proceeding in any manner as may be permitted by law shall be valid and sufficient service thereof.

Additional Provisions

        If you violate any of the agreements contained in the paragraphs labeled “Covenant Not to Sue” and “Non-Compete” you will immediately return to the Company all of the benefits paid to you pursuant to this letter subsequent to the Resignation Date and the Company will have no further obligation to pay you any additional amounts as set forth in this Agreement. Any termination of this Agreement or return of benefits shall not affect the Company’s rights under this Agreement or your obligations hereunder regarding the “Release”, the “Covenant Not to Sue”, the “Additional Understandings”, the “Further Cooperation”, the “Non-Compete”, and “Confidentiality” provisions.

        Since the purpose of the terms of this Agreement is to avoid any claims between us, you will be required to pay any legal fees and costs we incur to defend any claim you may bring (other than a claim (i) to receive unemployment insurance benefits, (ii) not relating either to the Released Claims or to the subject matter of this Agreement or (iii) arising under the ADEA) or to pursue any rights we may have under this Agreement; provided that this paragraph shall not apply to any proceeding brought by you to enforce the obligations set forth on Exhibit B. Notwithstanding the foregoing, you will not be required to pay the Company’s legal fees and costs associated with any claim you may bring to pursue your rights under this Agreement, provided that you prevail on the merits of such claim.

        By countersigning this letter, you acknowledge that this letter and the obligations set forth on Exhibit B sets forth the entire agreement of the parties concerning its subject matter, and supersedes any and all prior agreements and discussions. This Agreement may be modified only by a written instrument signed by you and for the Company.

        We wish you luck in your future undertakings.

Sincerely yours,
/s/ Charles F. Dolan

Charles F. Dolan Chairman

Accepted and Agreed to:

/s/ Robert S. Lemle
Robert S. Lemle

EXHIBIT B

List of obligations of Cablevision to Robert S. Lemle that continue after the Resignation Date (including stock options and conjunctive rights)

  Severance Agreement dated the date hereof;

  Legal Services Agreement dated as of December 17, 2002;

  The following Stock Option/SAR Awards:

    Award dated April 17, 1997;

    Supplemental Award dated April 17, 1997;

    Replacement Award dated April 17, 1997;

    Award dated August 2, 1999;

    Award dated December 4, 2000*;

    Award dated February 14, 2002*;

  Performance Retention Award dated September 25, 2000;

  Obligations under the Company’s qualified and non-qualified benefit plans;

  Expense reimbursement;

  Rights to indemnification, protection and insurance as an officer, director and employee;

  Rights that shall accrue as an officer, director or employee of Cablevision or CSC on or after January 1, 2003; and

  Rights that shall accrue as a shareholder of Cablevision after March 31, 2003.

* Company will provide you with a copy of the Award Agreement in respect of these awards.

Stock Option/SAR Awards

Grant Date	Grant Type	Amount Granted	Option Price	Amount Outstanding

04/17/97	Option	75,981	$1.77120	75,981
08/02/99	Option	89,320	$16.77989	89,320
12/04/00	Option	38,705	$19.06382	38,705
12/04/00	SAR	38,705	$19.06382	38,705
02/14/02	Option	94,679	$20.86605	94,679
02/14/02	SAR	94,679	$20.86605	94,679

04/17/97	Option	127,600	$6.07031	127,600
08/02/99	SAR	150,000	$57.50816	150,000
12/04/00	Option	65,000	$65.33566	65,000
12/04/00	SAR	65,000	$65.33566	65,000
02/14/02	Option	120,500	$36.00000	120,500
02/14/02	SAR	120,500	$36.00000	120,500